Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

Resolutions Passed at the Annual General Meeting for the Year 2011 and

Payment of the Final Dividends

The Board of Directors is pleased to announce that the annual general meeting for the year 2011 was held in Beijing on 23 May 2012 and the resolutions set out below were duly passed.

The Board of Directors also wishes to notify Shareholders of details relating to the payment of the final dividends for the year ended 31 December 2011.

Resolutions Passed at the Annual General Meeting for the Year 2011 (the “AGM”)

References are made to the notice of the AGM and the circular (the “Circular”) of PetroChina Company Limited (the “Company”) in relation to the general mandate to issue shares dated 5 April 2012. Unless otherwise defined herein, terms used in this announcement shall have the same meanings as defined in the Circular.

The board of directors of the Company (the “Board of Directors”) is pleased to announce that the AGM was held at Beijing Oriental Bay International Hotel, 26 Anwai Xibinhe Road, Dongcheng District, Beijing, the PRC, at 9:00 a.m. on 23 May 2012 by way of a physical meeting.

The meeting was convened by the Board of Directors, and was hosted and chaired by Mr. Jiang Jiemin, Chairman of the Board of Directors. Part of the Company’s Directors and Supervisors, as well as Secretary to the Board of Directors, attended the AGM. Other relevant members of the senior management were also present. The AGM was legally and validly convened in compliance with the requirements of the Company Law of the PRC and the Articles of Association.

At the AGM, the following resolutions were considered and approved by way of poll, and the poll results of the votes are as follows:

			Number of votes cast and percentage of total number of votes cast
Resolutions			For	Against	Abstain	Passing Rate

1.	To consider and approve the Report of the Board of Directors of the Company for the year 2011.		167,974,809,865	1,616,100	1,999,400	99.998%
		of which:
		A shares	158,155,351,898	0	0
		H shares	9,819,457,967	1,616,100	1,999,400

2.	To consider and approve the Report of the Supervisory Committee of the Company for the year 2011.		167,974,595,765	1,817,000	2,012,600	99.998%
		of which:
		A shares	158,155,351,898	0	0
		H shares	9,819,243,867	1,817,000	2,012,600

3.	To consider and approve the Audited Financial Statements of the Company for the year 2011.		167,975,279,865	1,388,700	1,756,800	99.998%
		of which:
		A shares	158,155,351,798	0	100
		H shares	9,819,928,067	1,388,700	1,756,700

4.	To consider and approve the declaration and payment of the final dividend for the year ended 31 December 2011 in the amount and in the manner recommended by the Board of Directors.		167,975,765,165	950,800	1,621,200	99.998%
		of which:
		A shares	158,155,351,798	100	0
		H shares	9,820,413,367	950,700	1,621,200

5.	To consider and approve the authorisation to the Board of Directors to determine the distribution of interim dividend for the year 2012.		167,975,765,265	1,199,500	1,460,600	99.998%
		of which:
		A shares	158,155,351,898	0	0
		H shares	9,820,413,367	1,199,500	1,460,600

6.	To consider and approve the continuation of appointment of PricewaterhouseCoopers, Certified Public Accountants, as the international auditors of the Company and PricewaterhouseCoopers Zhong Tian CPAs Company Limited, Certified Public Accountants, as the domestic auditors of the Company, for the year 2012 and to authorise the Board of Directors to determine their remuneration.		167,571,843,357	155,375,293	40,783,939	99.883%
		of which:
		A shares	158,154,393,259	0	958,639
		H shares	9,417,450,098	155,375,293	39,825,300

7.	To consider and approve, by way of special resolution, to grant an unconditional general mandate to the Board of Directors to separately or concurrently issue, allot and deal with domestic shares and overseas listed foreign shares in the Company not exceeding 20% of each of its existing domestic shares and overseas listed foreign shares of the Company in issue as at the date of the resolution.		162,011,268,025	5,941,755,869	4,024,939	96.460%
		of which:
		A shares	158,151,753,377	2,639,981	958,539
		H shares	3,859,514,648	5,939,115,888	3,066,400

As the above resolutions numbered 1 to 6 were passed by a simple majority, these resolutions were duly passed as ordinary resolutions. As the above resolution numbered 7 was passed by two-thirds majority, it was duly passed as a special resolution.

As at the date of the AGM:

(1)	The issued share capital of the Company and total number of Shares entitling the holders to attend and vote for or against the resolutions set out in 1 to 7 above at the AGM: 183,020,977,818 Shares comprising 161,922,077,818 A Shares and 21,098,900,000 H Shares.

(2)	Information on the Shareholders and proxies who attended and voted at the AGM is as follows:

Number of Shareholders or proxies who attended and voted at the AGM	11
Total number of voting shares of the Company held by such attending Shareholders or proxies	167,978,425,365
of which: A Shares H Shares	158,155,351,898 9,823,073,467
Percentage of such voting shares of the Company held by such attending Shareholders or proxies, as compared with the total number of voting shares of the Company (%)	91.78%
of which: A Shares (%) H Shares (%)	86.41 5.37	% %

(3)	There were no Shares of the Company entitling the holders to attend and vote only against the resolutions at the AGM.

(4)	The poll results were subject to scrutiny by Mr Fan Yinpeng and Mr Ma Ke, Shareholders of A Shares, Mr Wang Guangjun, supervisor of the Company, Ms Peng Jin of King and Wood and Hong Kong Registrars Limited. Hong Kong Registrars Limited acted as the scrutineer for the vote-taking.

Payment of the Final Dividends

The Board of Directors also wishes to notify Shareholders the details of the payment of the final dividends for the year ended 31 December 2011 are as follows:

The Company will pay a final dividend of RMB0.16462 per Share (inclusive of applicable tax) for the year ended 31 December 2011. The payment shall be made to Shareholders whose names appear on the register of members of the Company at the close of business on 6 June 2012 (the “Record Date”). According to the Articles of Association, dividends payable to the Shareholders shall be declared in Renminbi, and dividends payable to holders of A Shares shall be paid in Renminbi while dividends payable to holders of H Shares shall be paid in Hong Kong dollars and the following formula shall apply for the purpose of calculating the Hong Kong dollar equivalent of the amount of final dividends payable per H Share:

	=	Final dividends per Share in Renminbi
Conversation rate for final dividends per Share (Renminbi to Hong Kong dollars)		Average of the medium exchange rate for Renminbi to Hong Kong dollar as announced by the People’s Bank of China for the week immediately prior to 23 May 2012

The average of the medium exchange rate for Renminbi to Hong Kong dollar as announced by the People’s Bank of China for the week immediately prior to 23 May 2012, that is the date of the AGM at which the final dividends are declared, is RMB0.81324 to HK$1.00. Accordingly, the amount of final dividends payable per H Share is HK$0.20242 (inclusive of applicable tax).

According to the Law on Corporate Income Tax of the People’s Republic of China and the relevant implementing rules which came into effect on 1 January 2008, the Company is required to withhold corporate income tax at the rate of 10% before distributing dividends to non-resident enterprise shareholders whose names appear on the register of members of H Shares of the Company. Any H Shares registered in the name of non-individual H shareholders, including HKSCC Nominees Limited, other nominees, trustees or other groups and organizations will be treated as being held by non-resident enterprise shareholders and therefore will be subject to the withholding of the corporate income tax. Should any holder of H Shares wish to change its shareholder status, please consult your agent or trust institution over the relevant procedure. The Company will withhold payment of the corporate income tax strictly in accordance with the relevant laws or requirements of the relevant government governmental departments and strictly based on what has been registered on the Company’s register of members of H Shares on the Record Date.

According to the regulation promulgated by the State General Administration of Taxation of the PRC (Guo Shui Han [2011] No.348), the Company is required to withhold and pay the individual income tax for its individual H shareholders (the “Individual H Shareholders”) and the Individual H Shareholders are entitled to certain tax preferential treatments according to the tax agreements between those countries where the Individual H Shareholders are residents and China and the provisions in respect of tax arrangements between the mainland China and Hong Kong (Macau). The Company would withhold and pay the individual income tax at the tax rates of 10% on behalf of the Individual H Shareholders who are Hong Kong residents, Macau residents or residents of those countries having agreements with China for personal income tax rates in respect of dividend of 10%. For Individual H Shareholders who are residents of those countries having agreements with China for personal income tax rates in respect of dividend of lower than 10%, the Company would make applications on their behalf to seek entitlement of the relevant agreed preferential treatments pursuant to the Notice of the State Administration of Taxation in relation to the Administrative Measures on Preferential Treatment Entitled by Non-residents under Tax Treaties (Tentative) (Guo Shui Fa [2009] No.124) ( ). For Individual H Shareholders who are residents of those countries having agreements with China for personal income tax rates in respect of dividend of higher than 10% but lower than 20%, the Company would withhold the individual income tax at the agreed-upon effective tax rate. For Individual H Shareholders who are residents of those countries without any taxation agreements with China or having agreements with China for personal income tax in respect of dividend of 20% and other situations, the Company would withhold the individual income tax at a tax rate of 20%.

The Company will determine the country of domicile of the Individual H Shareholders based on the registered address as recorded in the register of members of the Company (the “Registered Address”) on the Record Date and will accordingly withhold and pay the individual income tax. If the country of domicile of the Individual H Shareholder is not the same as the Registered Address, the Individual H Shareholder shall notify the share registrar of the Company’s H Shares and provide relevant supporting documents on or before 4:30 p.m., 31 May 2012 (address: Hong Kong Registrars Limited, 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong). If the Individual H Shareholders do not provide the relevant supporting documents to the share registrar of the Company’s H Shares within the time period stated above, the Company will determine the country of domicile of the Individual H Shareholders based on the recorded Registered Address on the Record Date.

The Company will not entertain any claims arising from and assumes no liability whatsoever in respect of any delay in, or inaccurate determination of, the status of the shareholders of the Company or any disputes over the withholding and payment of tax.

In order to determine the list of holders of H Shares who are entitled to receive the final dividends for the year ended 31 December 2011, the Company’s register of members of H Shares will be closed from 1 June 2012 (Friday) to 6 June 2012 (Wednesday) (both days inclusive) during which period no transfer of H Shares will be registered. In order to qualify for the final dividends, holders of H Shares whose transfers have not been registered must lodge all transfer documents together with the relevant share certificates at Hong Kong Registrars Limited no later than 4:30 p.m. on 31 May 2012 (Thursday). The address of the transfer office of Hong Kong Registrars Limited is Shop 1712 – 1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong.

The Company has appointed Bank of China (Hong Kong) Trustees Limited as the receiving agent in Hong Kong (the “Receiving Agent”) and will pay to such Receiving Agent the final dividends declared for payment to holders of H Shares. The final dividends will be paid on or about 12 July 2012 and will be despatched to holders of H Shares who are entitled to receive such dividend by ordinary post and at their own risk.

Holders of A Shares are advised to note that details of paying dividends to holders of A Shares and relevant matters will be announced in due course after discussion between the Company and China Securities Depository and Clearing Corporation Limited, Shanghai Branch.

By order of the Board
PetroChina Company Limited
Li Hualin
Secretary to the Board

Beijing, China

23 May 2012

As at the date of this announcement, the Board of Directors comprises Mr Jiang Jiemin as the Chairman; Mr Zhou Jiping as the Vice Chairman and executive Director; Mr Liao Yongyuan and Mr Ran Xinquan as executive Directors; Mr Li Xinhua, Mr Wang Guoliang, Mr Wang Dongjin and Mr Yu Baocai as non-executive Directors; and Mr Liu Hongru, Mr Franco Bernabè, Mr Li Yongwu, Mr Cui Junhui and Mr Chen Zhiwu as independent non-executive Directors.